

Mail Stop 3628

March 18, 2010

By Facsimile (317) 713-3699 and U.S. Mail

Philip L. McCool
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204-2023

Re: Coachmen Industries, Inc.
PREC14A filed March 17, 2010
SEC File No. 1-07160

Dear Mr. McCool:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the above filing. The scope of our review is limited to the matters identified in the comments below. Where indicated, we think you should revise the filing in response to those comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

All defined terms have the same meaning as in the preliminary proxy statement referenced above. All page references below refer to the page numbering on the EDGAR version of the filing.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. Your proxy statement does not mention that a group headed by one of Coachmen's largest shareholders, GAMCO Asset Management Inc., filed a proxy statement on March

8, 2010 in connection with its solicitation in support of three alternate nominees for election to the Coachmen Board of Directors. Your proxy statement does not describe any contacts with GAMCO or its affiliates leading up to that filing. These matters are material facts that should be described in your revised proxy statement. See Exchange Act Rule 14a-9(a).

2. Revise the proxy statement and form of proxy to clearly identify them as "preliminary copies." Refer to Exchange Act Rule 14a-6(e)(1).

Closing Comments

Please amend the proxy statement in response to these comments. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions